

May 21, 2024

Oliver Reichert
Chief Executive Officer
Birkenstock Holding plc
1-2 Berkeley Square
London W1J 6EA
United Kingdom

> **Re: Birkenstock Holding plc**
> **Draft Registration Statement on Form F-1**
> **Submitted May 16, 2024**
> **CIK No. 0001977102**

Dear Oliver Reichert:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ross M. Leff, P.C